Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	363,283
Commissions and underwriting receivables		1,603,074
Receivable from clearing broker		4,941,594
Certificates of deposit		159,178
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $48,742		56,693
Receivable from affiliates		3,788,043
Other assets		265,143
Right of use assets		489,957
Total assets	$	11,666,965

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	2,072,119
Lease liabilities		524,818
Total liabilities		2,596,937
Liabilities subordinated to claims of general creditors		4,700,000
Members' equity		4,370,028
Total liabilities and members' equity	$	11,666,965

See Notes to Financial Statements.